Exhibit 1.01
RTX CORPORATION
Conflict Minerals Report
For the Year Ended December 31, 2023
1.    Introduction
RTX Corporation (“RTX”) has prepared this Conflict Minerals Report (the “Report”) for the calendar year ended December 31, 2023, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this Report have the meanings ascribed in Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule. References in this Report to internet websites and certain RTX internal policies and procedures are provided for convenience only. The referenced documents and information available through these websites are not incorporated by reference into this Report.
2.    Company Overview
RTX manufactures and contracts to manufacture products that contain tin, tantalum, tungsten, and gold (“3TG” or “Conflict Minerals”) necessary to the functionality or production of such products (“Necessary 3TG”). RTX is an aerospace and defense company that provides advanced systems and services for commercial, military and government customers worldwide. RTX, formerly known as Raytheon Technologies, was incorporated in Delaware in 1934. As previously announced, effective July 1, 2023, we streamlined the structure of our core businesses to three principal business segments: Collins Aerospace (Collins), Pratt & Whitney, and Raytheon, with each segment comprised of groups of similar operations. All segment information included in this Form SD is reflective of this new structure and prior period information has been recast to conform to our current period presentation.
Collins is a leading global provider of technologically advanced aerospace and defense products and aftermarket service solutions for civil and military aircraft manufacturers, commercial airlines, and regional, business and general aviation, as well as for defense and commercial space operations. Collins designs, manufacturers and supplies electric power generation, management and distribution systems, environmental control systems, flight control systems, air data and aircraft sensing systems, engine control systems, engine components, engine nacelle systems, including thrust reversers and mounting pylons, interior and exterior aircraft lighting, aircraft cargo systems, evacuation systems, landing systems (including landing gear, wheels and braking systems) communication, navigation, surveillance systems, fire and ice detection and protection systems, actuation systems, integrated avionics, and propeller systems. Collins also designs, manufactures, and supports complete cabin interiors, including seating, oxygen systems, food and beverage preparation, storage and galley systems, lavatory, and wastewater management systems. Collins’ solutions support human space exploration with environmental control and power systems and extravehicular activity suits. Collins also provides connected aviation solutions and services through worldwide voice and data communication networks, airport systems and integrations, and air traffic management solutions. Collins supports government and defense customer missions by providing systems solutions for connected battlespace, test and training range systems, crew escape systems, and simulation and training.
Pratt & Whitney is among the world’s leading suppliers of aircraft engines for commercial, military, business jet, and general aviation customers. Pratt & Whitney’s Commercial Engines and Military Engines businesses design, develop, produce, and maintain families of large engines for wide- and narrow-body and large regional aircraft for commercial customers and for fighter, bomber, tanker and transport aircraft for military customers. Pratt & Whitney’s small engine business, Pratt & Whitney Canada is among the world’s leading suppliers of engines powering regional airlines, general and business aviation, as well as helicopters. Pratt & Whitney also produces, sells, and services military and commercial auxiliary power units.
Raytheon is a leading provider of defensive and offensive threat detection, tracking and mitigation capabilities for U.S. and foreign government and commercial customers. Raytheon designs, develops, and provides advanced capabilities in integrated air and missile defense, smart weapons, missiles, advanced sensors and radars, interceptors, space-based systems, hypersonics, and missile defense across land, air, sea, and space. Raytheon provides air-to-air and air-to-ground sensors, command and control and weapons including the Advanced Medium Range Air-to-Air Missile (AMRAAM), StormBreaker smart weapon, Long Range Stand Off Weapon (LRSO), and the Early Warning Radar. Raytheon also provides advanced naval sensors, command and control and weapons including classified naval radars, the Next Generation Jammer (NGJ), shipboard missiles including the Tomahawk and Standard Missile 6 (SM-6), air-to-air missiles such as the AIM-9X SIDEWINDER missile, and integrated systems such as the SPY-6 radar. In addition, Raytheon provides advanced systems and products that span layered land and integrated air and missile defense, including the proven Patriot air and missile defense system, the Lower Tier Air and Missile Defense Sensor (LTAMDS), the National Advanced Surface-to-Air Missile System (NASAMS), Javelin, Excalibur, Stinger, and High-Energy Lasers. Raytheon also provides technologically advanced sensors, satellites and interceptors, including the AN/TPY-2 radar, and Standard Missile 3 (SM-3). Raytheon delivers integrated space solutions including sensors, mission orchestration, satellite control, and software. Raytheon also focuses on the development and early introduction of next-generation technologies and systems, including hypersonics, counter-hypersonics, next-generation radars, sensor experimentation and electro-optical/infrared (EO/IR) advancements, and aligns products that use shared technologies, including fire control radars, surveillance radars, EO/IR, space-qualified satellite components, and electronics.
Additional information about RTX and our business segments is included in RTX’s Annual Report on Form 10-K for the year ended December 31, 2023.
3.    Supply Chain Description
RTX is a large and complex organization with thousands of globally dispersed suppliers. There are multiple tiers of suppliers between RTX’s business segments and the 3TG mines. Therefore, we rely on our first-tier suppliers to work with their upstream suppliers to provide us with accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of 3TG contained in the materials, components, parts, subassemblies, and products contracted to be manufactured (collectively “Components”) we purchase.
4.    Reasonable Country of Origin Inquiry (“RCOI”)
The elements of our RCOI were: (i) identification of suppliers to survey, (ii) data collection, and (iii) assessment of data to determine whether further due diligence is required.
For this reporting period, each business segment identified a list of suppliers to survey for purposes of the RCOI (“Surveyed Suppliers”). The criteria for selecting the suppliers to include in the survey varied to account for each business segment’s unique circumstances, but generally considered the likelihood of 3TG content in the supplied Components, the amount paid to suppliers believed likely to incorporate 3TG in the supplied Components, and the business segment’s information technology infrastructure capabilities. For this reporting period, RTX’s business segments sent 1,303 surveys to suppliers, estimated to represent approximately $9 billion in spending by our business segments during 2023.
We collected information from the Surveyed Suppliers using the Conflict Minerals Reporting Template (“CMRT”), or a tool based on the CMRT. The survey included questions regarding whether the supplier’s products contain 3TG, its policy with respect to the responsible sourcing of 3TG, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of the smelters or refiners that processed 3TG in the supplier’s products, and the origin of 3TG used by those facilities.
Based on the RCOI for this reporting period, RTX has reason to believe that at least a portion of its Necessary 3TG may have originated from the Covered Countries, and that this portion of the Necessary 3TG may not be from recycled or scrap sources. Accordingly, we conducted the due diligence described below on the source and chain of custody of the Necessary 3TG in our products.
5.    Due Diligence
A.    Due Diligence Framework
Our due diligence measures have been designed to conform, in all material respects, with the internationally recognized due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), OECD Publishing and related supplements for gold, tin, tantalum, and tungsten.

B.    Due Diligence Measures Undertaken
We performed the due diligence steps set forth below according to the OECD’s five-step framework:
OECD Step 1: Establish Company Management Systems
Conflict Minerals Policy
RTX has a corporate policy regarding the sourcing of Conflict Minerals. A copy of this policy is available through the Suppliers section of our website (https://www.rtx.com) under the heading “Suppliers.” Among other things, under our corporate policy, suppliers are expected to comply with the Rule and to support RTX in fulfilling its obligations under the Rule. The policy also expresses RTX’s preference to source 3TG originating in any of the Covered Countries from a smelter or refiner validated as conflict-free by an independent third-party – such as the Responsible Mineral Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”) (formerly known as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program). The policy also expresses RTX’s commitment to continue to support initiatives that enable the sourcing of conflict-free minerals. In the event we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. If a supplier remains non-compliant, the business segment may evaluate its options, including but not limited to reassessing the relationship with the supplier.
Conflict Minerals Team
RTX established a cross-functional team to develop and implement its Conflict Minerals compliance program. The Conflict Minerals team is comprised of representatives from RTX’s Corporate Office and each business segment, with representation from functions such as supply chain management, legal, and corporate responsibility. The Conflict Minerals team is supported by a steering committee comprised of supply chain executives from RTX’s Corporate Office and each business segment.
Supply Chain Controls and Transparency
RTX participates in industry-wide initiatives that raise awareness for responsible sourcing of 3TG and provide resources to improve disclosures regarding the origin of 3TG in supply chains. For example, RTX is a member of the RMI (member code: RAYT). The RMI’s flagship program is the RMAP, which uses specially trained third-party auditors to independently verify whether identified smelters and refiners have systems in place to responsibly source minerals in conformance with the RMAP standards. The audit standards are developed according to global standards including the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Another RMI program is the development and publication of the Conflict Minerals Reporting Template (“CMRT”), a free, standardized reporting template that facilitates the transfer of information through the supply chain regarding 3TG country of origin as well as the smelters and refiners that process such 3TG.
Additionally, RTX is a member of the Aerospace Industries Association (“AIA”) conflict minerals working group. The AIA, on behalf of its member companies, sent a letter through the RMI to smelters not yet participating in the RMAP. The letter urged these smelters to conduct due diligence on the origin of 3TG in their supply chains, and to become validated as a conformant smelter or refiner utilizing the RMAP, or another OECD-aligned program.
Supplier Engagement and Training
As mentioned above, we posted a position statement on our website to communicate our expectations regarding the responsible sourcing of Conflict Minerals. The language in our standard contract terms and conditions includes a conflict minerals provision requiring our suppliers to, among other things, conduct a reasonable country of origin inquiry and due diligence on the source of 3TG originating from the Covered Countries. We also provided the Surveyed Suppliers with a message from RTX’s leadership about the Rule and our expectations of how our suppliers will help us to comply with this law. RTX provided Surveyed Suppliers training regarding the requirements of the Rule, our obligations under the Rule, instructions for responding to our survey, and an e-mail address for assistance interpreting and completing our business segments’ survey.
We advised Surveyed Suppliers that we do not discourage the sourcing of 3TG from the Covered Countries; rather, we encourage our suppliers to source such 3TG from a smelter or refiner verified as compliant with the RMAP or a similar program. We also asked Surveyed Suppliers, to the extent they believed the products delivered to RTX’s business segments may have contained 3TG originating from one of the Covered Countries, to provide 3TG information specific to such products

(i.e., a “product-level” CMRT declaration and documentation substantiating the potential connection between such 3TG and the product furnished).
Internal Training
RTX developed training and reference materials for its employees about Conflict Minerals, including a training module summarizing the relevant requirements of the Rule, RTX’s obligations under the Rule, and RTX’s processes for evaluating and responding to the risk, if any, of Necessary 3TG in its supply chain that directly or indirectly financed or benefited armed groups in the Covered Countries.
Maintain Records
RTX has adopted a policy to retain relevant documentation.
Grievance Mechanism
General questions regarding RTX’s conflict minerals compliance program can be directed to RTX’s Corporate Responsibility Manager at cminfo@rtx.com. Employees or third parties wishing to raise a concern or report a possible violation of RTX’s corporate policy with respect to the sourcing of Conflict Minerals may do so, confidentially or anonymously if desired, using the resources listed on the “Ethics and Compliance” section of our website (http://www.rtx.com) under the heading “Who We Are - Corporate Governance.”
OECD Step 2: Identify and Assess Risks in the Supply Chain
Our business segments conducted a supply chain survey using the Conflict Minerals Reporting Template (“CMRT”), or a tool based on the CMRT, to investigate the origin of Necessary 3TG in our products.
We followed up with suppliers who did not respond to our business segments’ survey within the requested timeframe and reminded them to submit their survey response.
Members of the RTX Conflict Minerals team or business segment representatives reviewed the Surveyed Suppliers’ responses against an established set of criteria to determine whether further engagement was necessary. For example, if a supplier furnished Components containing 3TG from any of the Covered Countries, our business segments compared the smelters and refiners identified in a supplier’s survey response to the RMI’s published list of facilities that conform to the RMAP assessment protocols.
OECD Step 3: Design and Implement a Strategy to Respond to Risks
RTX designed and implemented a risk management plan to evaluate and respond to risks identified in our supply chain. If we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. A supplier’s failure to take corrective actions may lead to additional actions, including the reassessment of the supplier relationship. Risk assessment findings based on the supply chain survey and due diligence are reported to senior management.
OECD Step 4: Carry out Independent Third-Party Audit of Smelter’s and Refiner’s Due Diligence Practices
We indirectly support audits of smelters and refiners through our participation in, and financial support of, the RMI. The RMI’s flagship program is the RMAP which uses independent third-party auditors to identify smelters and refiners that have systems in place to produce responsibly sourced materials. We do not perform direct audits of these entities within our supply chain.
OECD Step 5: Report Annually on Supply Chain Due Diligence
A copy of this Report and RTX’s associated Form SD are available on our website (http://www.rtx.com) under the heading “Investors.”
6.    Efforts to Determine Mine or Country of Origin
Our supply chain survey included questions that asked the Surveyed Suppliers for the name of the smelter(s) in their supply chain, the name of the mine(s), and the location of the mine(s) from where 3TG in their supply chain originated. The survey’s cover letter instructed suppliers, to the extent they had determined the products delivered to RTX’s business segments contained 3TG originating from one of the Covered Countries, to provide a “product-level” declaration with information specific to such products (e.g., the name of the mine, country of origin, and/or the name of the smelter or refiner who processed 3TG in such products).
7.    RCOI and Due Diligence Results
A.    Survey Responses
We rely on our suppliers to provide information on the origin of 3TG contained in the Components purchased by our business segments. These suppliers are similarly reliant upon information provided by their suppliers.
In total, RTX’s business segments sent 1,303 suppliers a survey, estimated to represent approximately $9 billion in spending by our business segments during 2023.
The Surveyed Suppliers responses identified 315 unique facilities identified by the RMI, of which 202 or approximately 64% are validated as conformant with the RMAP.
In 359 of the survey responses, the supplier declared it may have sourced 3TG from one of the Covered Countries. However, despite our due diligence for this reporting period, we were unable to link 3TG from the Covered Countries to the Components supplied to our business segments. We were unable to do so because the information was generally at a supplier-company level that described the supplier’s overall potential 3TG sourcing. Of the remaining survey responses providing smelter information, the suppliers were unable to verify whether 3TG from those smelters was used in the Components supplied to one of our business segments. For this reason, we have been unable to identify with confidence the specific facilities used to process Necessary 3TG in our products, the country of origin, or the mine or location of origin of the Necessary 3TG in our products.
B.    Continuous Improvement Efforts to Mitigate Risk
Since December 31, 2023, RTX has taken, or intends to take the following steps to improve the due diligence conducted to further mitigate risks that the Necessary 3TG used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we intend to:
•Direct suppliers to our corporate policy with respect to the sourcing of Conflict Minerals;
•Encourage suppliers who source 3TG from one of the Covered Countries to do so from smelter(s) or refiner(s) validated as conformant with the RMAP (formerly known as the Conflict-Free Smelter Program) or a similar conflict-free program;
•Identify and follow-up with suppliers who do not respond to our supply chain survey in an effort to increase our survey response rate and obtain additional information about the sourcing of 3TG in our supply chain; and
•Participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing 3TG and/or that support the development of conflict-free supply chains.
Cautionary Note Concerning Forward-Looking Statements
This Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide management’s current expectations or plans for our future business practices and performance, based on assumptions currently believed to be valid, and are not statements of historical fact. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “intends,” “strategy,” “prospects,” “estimate,” “project,” “target,” “commit,” “commitment,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “goals,” “objectives,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future supply management practices, policies and plans for procurement of materials, risk management practices, supply chain infrastructure and efforts to improve supply chain transparency. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation, the ability of the Company, its suppliers, industry groups and supplier organizations to obtain reliable information as to the source of purchased production materials; the timing for the development of infrastructure allowing such information to be compiled and shared with others in a cost effective and efficient manner; the impact of changes in laws and regulations, and the interpretation thereof, and in political conditions, including sanctions; the impact of restructuring activities and the reorganizations of our operations; the impact of acquisitions, divestitures, joint ventures and other transactions; and other factors beyond our control. The forward-looking statements speak only as of the date of this Report and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings (including Forms 10-K, 10-Q, and 8-K) with the Securities and Exchange Commission.